UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kongzhong Corporation

(Name of Issuer)

Ordinary Share (Par Value: US$0.0000005)

(Title of Class of Securities)

50047P104

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

CUSIP NO. 50047P104

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FU Lam Wu, sole shareholder of Lucky Dragon Holdings Group Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

	N.A.	(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
FU Lam Wu: Hong Kong, Special Administrative Region, People’s Republic of China
Lucky Dragon Holdings Group Ltd.: British Virgin Islands

	5.	SOLE VOTING POWER
52,688,940 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	6.	SHARED VOTING POWER
Nil

	7.	SOLE DISPOSITIVE POWER
52,688,940 shares

	8.	SHARED DISPOSITIVE POWER
Nil

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
52,688,940 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
	`	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%(*)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 6 pages

Item 1.
	(a)	Name of Issuer: Kongzhong Corporation

	(b)	Address of Issuer’s Principal Executive Offices

35/F., Tengda Plaza, No.168 Xizhimenwai Street, Haidian District, Beijing 100044, China
Item 2.
	(a)	Name of Person Filing : FU Lam Wu and Lucky Dragon Holdings Group Ltd.

	(b)	Address of Principal Business Office or, if none, Residence 2302 Wing On Centre, 111 Connaught Road Central, Hong Kong

	(c)	Citizenship: Hong Kong, SAR, PRC. And British Virgin Islands

	(d)	Title of Class of Securities: Ordinary Shares
CUSIP Number: 50047P104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N.A.

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 52,688,940

(b)	Percent of class: 3.7%(*).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 52,688,940.

(ii)	Shared power to vote or to direct the vote .

(iii)	Sole power to dispose or to direct the disposition of 52,688,940.

(iv)	Shared power to dispose or to direct the disposition of .

(*) The percentage used herein is calculated based upon the 1,409,396,360 ordinary shares of the Issuer issued and outstanding as of February 3, 2010 (based on information provided by the Issuer to the Reporting Person on February 3, 2010).

Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Page 3 of 6 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.: N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. : N.A.

Item 8.	Identification and Classification of Members of the Group. : N.A.

Item 9.	Notice of Dissolution of Group. : N.A.

Item 10.	Certification. : N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3 February 2010

Date

/s/ FU Lam Wu

Signature

FU Lam Wu, sole shareholder of Lucky Dragon
Holdings Group Ltd.

Name/Title

3 February 2010

Date

/s/ FU Lam Wu

Signature

FU Lam Wu, Director of Lucky Dragon Holdings
Group Ltd.

Name/Title

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Page 4 of 6 pages